Exhibit 14.1

St. Bernard Software, Inc.

Code Of Ethics and Business Conduct

Introduction

St. Bernard Software, Inc. (“SBS” or the “Company”) is committed to maintaining the highest standards of business conduct and ethics. This Code of Ethics and Business Conduct (the “Code”) reflects the business practices and principles of behavior that support this commitment. Every employee, officer and director is expected to read and understand the Code and its application to the performance of his or her business responsibilities. References in the Code to employees are intended to cover officers and, as applicable, members of SBS’s Board of Directors (individually, “Directors”, and collectively, the “Board”).

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of the Code. Supervisors are also expected to ensure that all agents and contractors conform to Code standards when working for or on behalf of SBS. The compliance environment within each supervisor’s assigned area of responsibility will be a significant factor in evaluating the quality of that individual’s performance.1

The Code addresses conduct that is particularly important to proper dealings with the people and entities with whom SBS interacts, but reflects only a part of SBS’s commitment and is not the only written statement of policies or procedures adopted by the Company of which you need to be aware. However, it is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in the Code or other Business Conduct Guideline, recognizing that the absence of a specific corporate policy, practice or instruction covering a particular situation does not relieve you of the responsibility for exercising the highest ethical standards applicable to the circumstances.

In some situations, it is difficult to know right from wrong.  Because this Code does not anticipate every situation that will arise, it is important that each of you approach a new question or problem in a deliberate fashion:

(a)	Determine if you know all the facts.

(b)	Identify exactly what it is that concerns you.

(c)	Discuss the problem with a supervisor or, if you are a director, the Company’s Compliance Officer.

(d)	Seek help from other resources such as other management personnel or our Company’s Compliance Officer.

(e)	Seek guidance before taking any action that you believe may be unethical or dishonest.

You will be governed by the following compliance standards:

●	You are personally responsible for your own conduct and for complying with all provisions of this Code and for properly reporting known or suspected violations;

 1 Nothing in the Code alters the at-will employment policy of SBS applicable to all U.S. employees. The Code is not intended to create any expressed or implied contract with any employee or third party. In particular, nothing in the Code or any other Business Conduct Guideline creates any employment contract between the Company and any employee.

●	If you are a supervisor, manager, director or officer, you must use your best efforts to ensure that employees understand and comply with this Code;

●	No one has the authority or right to order, request or even influence you to violate this Code or the law; a request or order from another person will not be an excuse for your violation of this Code;

●	Any attempt by you to induce another director, officer or employee of our Company to violate this Code, whether successful or not, is itself a violation of this Code and may be a violation of law;

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Any retaliation or threat of retaliation against any director, officer or employee of our Company for refusing to violate this Code, or for reporting in good faith the violation or suspected violation of this Code, is itself a violation of this Code and may be a violation of law; and

●	Our Company expects that every reported violation of this Code will be investigated.

Action by members of your immediate family, significant others or other persons who live in your household (“family members”) also may potentially result in ethical issues to the extent that they involve the Company’s business. For example, acceptance of inappropriate gifts by a family member from one of our suppliers could create a conflict of interest and result in a Code violation attributable to you. Consequently, in complying with the Code, you should consider not only your own conduct, but also that of your immediate family members, significant others and other persons who live in your household.

You should not hesitate to ask questions about whether any conduct may violate the Code, voice concerns or clarify gray areas. Section 15 below details the compliance resources available to you. In addition, you should be alert to possible violations of the Code by others and report suspected violations, without fear of any form of retaliation, as further described in Section 15.

Violations of the Code will not be tolerated. Any employee who violates the standards in the Code is acting outside the scope of his or her employment and may be subject to disciplinary action, which, depending on the nature of the violation and the history of the employee, may range from a warning or reprimand to and including termination of employment and, in appropriate cases, civil legal action or referral for regulatory or criminal prosecution. Nothing in the Code prohibits or restricts the Company from taking any disciplinary action on any matters pertaining to employee conduct, whether or not they are expressly discussed in the Code or another Business Conduct Guideline.

1.            Honest and Ethical Conduct

It is the policy of SBS to promote high standards of integrity by conducting its affairs in an honest and ethical manner and preventing fraud2. The integrity and reputation of the Company depends on the honesty, fairness and integrity brought to the job by each person associated with SBS.

2.            Legal Compliance

Obeying the law is the foundation of this Code. SBS’s success depends upon each employee’s operating within legal guidelines and cooperating with local, national and international authorities. SBS expects employees to understand the legal and regulatory requirements applicable to their business units and areas of responsibility. While SBS does not expect you to memorize every detail of these laws, rules and regulations, it wants you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor or the Compliance Officer.

2 For the purposes of the Code, “fraud” includes misappropriation of assets or taking action intended to render the Company’s financial statements or public reporting materially inaccurate or misleading.

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Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as SBS, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with SBS’s legal obligations.

3.            Policy Against Trading on the Basis of Inside Information

During the course of your employment with SBS, you may receive important information that is not yet publicly available, i.e., not disclosed to the public in a press release or SEC filing (“inside information”), about the Company or about other publicly-traded companies with which the Company has business dealings. In other words, if the information is “material” and “non-public” then it is inside information. Because of your access to this information, you may be in a position to profit financially by buying or selling or in some other way dealing in the Company’s stock or stock of another publicly-traded company, or to disclose such information to a third party who does so (a “tippee”).

For anyone to use such information to gain personal benefit, or to pass on, or “tip,” the information to someone who does so, is illegal. There is no “de minimis” test. Use of inside information to gain personal benefit and tipping are as illegal with respect to a few shares of stock as they are with respect to a large number of shares. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore it is important that the appearance as well as the fact of insider trading in stock be avoided. The only exception is that transactions directly with the Company, i.e., option exercises or purchases under the Company’s employee stock purchase plan, will not create problems. However, the subsequent sale or other disposition of such stock is fully subject to these restrictions.

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is “inside information” is whether dissemination of the information would be likely to affect the market price of the company’s stock or would be likely to be considered important by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others.

Both positive and negative information can be material non-public inside information.

Although by no means an all-inclusive list, information about the following items may be considered to be “inside information” until it is publicly known:

●	financial results or forecasts;
●	major new products or processes;
●	acquisitions or dispositions;
●	pending public or private sales of debt or equity securities or declaration of a stock split;
●	major contract awards or cancellations;
●	top management or control changes;
●	possible tender offers;
●	significant write-offs;
●	significant litigation;
●	impending bankruptcy;
●	gain or loss of a significant customer or supplier;
●	pricing changes or discount policies;
●	corporate partner relationships; and
●	notice of issuance of patents.

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If you possess “inside information,” you must refrain from trading in a company’s stock, advising anyone else to do so or communicating the information to anyone else until you know that the information has been disseminated to the public. From time to time, the Company, via its management, may request that all employees refrain from trading in the Company’s stock. Any such action is Company confidential and must not be disclosed outside the Company.

In addition to the foregoing, this policy specifically prohibits you from engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions that create the impression you are trading on the basis of inside information.

For additional information, see Stock Trading by Insiders (BCG L002).

This policy continues to apply to your transactions in the Company’s stock even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in the Company’s stock until the information has become public or is no longer material.

Anyone who effects transactions in the Company’s stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An employee who has questions about these matters should speak with his or her own attorney or to the Company’s General Counsel.

4.            International Business Laws

SBS’s employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where SBS otherwise does business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. The fact that, in some countries, certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. In addition, SBS expects employees to comply with U.S. laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S.

These U.S. laws, rules and regulations, which extend to all our activities outside the U.S., include:

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The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

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U.S. Embargoes, which restrict or, in some cases, prohibit companies, their subsidiaries and their employees from doing business with certain other countries identified on a list that changes periodically (including, for example, Angola (partial), Burma/Myanmar (partial), Cuba, Iran, North Korea, Sudan, Zimbabwe (partial), Ivory Coast, Democratic Republic of Congo, and Syria) or specific companies or individuals;

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Export Controls, which restrict travel to designated countries or prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the U.S. or the re-export of U.S. origin goods from the country of original destination to such designated countries, denied companies or denied entities; and

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Anti-boycott Compliance, which prohibits U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the U.S. or against any U.S. person.

If you have a question as to whether an activity is restricted or prohibited, seek assistance before taking any action, including giving any verbal assurances that might be regulated by international laws.

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5.            Antitrust

Antitrust laws are designed to protect the competitive process. These laws are based on the premise that the public interest is best served by vigorous competition and will suffer from illegal agreements or collusion among competitors. Antitrust laws generally prohibit:

●	agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;

●	agreements, formal or informal, that establish or fix the price at which a customer may resell a product; and

●	the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Antitrust laws impose severe penalties for certain types of violations, including criminal penalties and potential fines and damages of millions of dollars, which may be tripled under certain circumstances. Understanding the requirements of antitrust and unfair competition laws of the various jurisdictions where SBS does business can be difficult, and you are urged to seek assistance from your supervisor or the Compliance Officer whenever you have a question relating to these laws.

6.            Conflicts of Interest

SBS respects the rights of its employees to manage their personal affairs and investments and do not wish to impinge on their personal lives. At the same time, employees should avoid conflicts of interest that occur when their personal interests may interfere in any way with the performance of their duties or the best interests of SBS. A conflicting personal interest could result from an expectation of personal gain now or in the future or from a need to satisfy a prior or concurrent personal obligation. SBS expects its employees to be free from influences that conflict with the best interests of SBS or might deprive SBS of their undivided loyalty in business dealings. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest are prohibited unless specifically authorized as described below.

If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are not an officer or director of SBS, you should discuss the matter with your supervisor or the Compliance Officer, SBS’s HR Manager (as further described in Section 15). Supervisors may not authorize conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first seeking the approval of the Compliance Officer and providing the Compliance Officer with a description of the activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with the Compliance Officer. Officers and directors may seek authorizations and determinations from the Audit Committee of the Board of Directors. Factors that may be considered in evaluating a potential conflict of interest are, among others:

●	whether it may interfere with the employee’s job performance, responsibilities or morale;

●	whether the employee has access to confidential information;

●	whether it may interfere with the job performance, responsibilities or morale of others within the organization;

●	any potential adverse impact on our business;

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●	any potential adverse on our relationships with our customers or suppliers or other service providers;

●	whether it would enhance or support a competitor’s position;

●	the extent to which it would result in financial or other benefit (direct or indirect) to the employee;

●	the extent to which it would result in financial or other benefit (direct or indirect) to one of our customers, suppliers or other service providers; and

●	the extent to which it would appear improper to an outside observer.

Although no list can include every possible situation in which a conflict of interest could arise, the following are examples of situations that may, depending on the facts and circumstances, involve problematic conflicts of interests:

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Employment by (including consulting for) or service on the board of a competitor, customer or supplier or other service provider. Activity that enhances or supports the position of a competitor to the detriment of SBS is prohibited, including employment by or service on the board of a competitor. Employment by or service on the board of a customer or supplier or other service provider is generally discouraged and you must seek authorization in advance if you plan to take such a position.

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Owning, directly or indirectly, a significant financial interest in any entity that does business, seeks to do business or competes with us. In addition to the factors described above, persons evaluating ownership in other entities for conflicts of interest will consider the size and nature of the investment; the nature of the relationship between the other entity and SBS; the employee’s access to confidential information and the employee’s ability to influence SBS’s decisions. If you would like to acquire a financial interest of that kind, you must seek approval in advance.

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Soliciting or accepting gifts, favors, loans or preferential treatment from any person or entity that does business or seeks to do business with us. See Section 10 for further discussion of the issues involved in this type of conflict.

●	Soliciting contributions to any charity or for any political candidate from any person or entity that does business or seeks to do business with us.

●	Taking personal advantage of corporate opportunities. See Section 7 for further discussion of the issues involved in this type of conflict.

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Conducting our business transactions with your family member or a business in which you have a significant financial interest. Material related-party transactions approved by the Audit Committee and involving any executive officer or director will be publicly disclosed as required by applicable laws and regulations.

Loans to, or guarantees of obligations of, employees or their family members by SBS could constitute an improper personal benefit to the recipients of these loans or guarantees, depending on the facts and circumstances. Some loans are expressly prohibited by law and applicable law generally requires that our Board of Directors approve loans and guarantees to employees. As a result, loans and guarantees by SBS not the subject of a specific delegation of authority to Management must be approved in advance by the Board of Directors or the Audit Committee.

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7.            Corporate Opportunities

You may not take personal advantage of opportunities for SBS that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by your supervisor, the Compliance Officer or the Audit Committee, as described in Section 6. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Significant participation in an investment or outside business opportunity that is directly related to our lines of business must be pre-approved. You may not use your position with us or corporate property or information for improper personal gain, nor should you compete with us in any way.

8.            Maintenance of Corporate Books, Records, Documents and Accounts; Financial Integrity; Public Reporting

The integrity of SBS’s records and public disclosure depends upon the validity, accuracy and completeness of the information supporting the entries to our books of account. Therefore, SBS’s corporate and business records should be completed accurately and honestly. The making of false or misleading entries, whether they relate to financial results or test results, is strictly prohibited. SBS’s records serve as a basis for managing its business and are important in meeting our obligations to customers, suppliers, creditors, employees and others with whom SBS does business. As a result, it is important that SBS’s books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. SBS requires that:

●
no entry be made in its books and records that intentionally hides or disguises the nature of any transaction or of any of its liabilities or misclassifies any transactions as to accounts or accounting periods;

●	transactions be supported by appropriate documentation;

●
the terms of sales and other commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in the Company’s books and records;

●	employees comply with our system of internal controls; and

●	no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.

SBS’s accounting records are also relied upon to produce reports for its management, stockholders and creditors, as well as for governmental agencies. In particular, SBS relies upon our accounting and other business and corporate records in preparing the periodic and current reports that it files with the SEC. Securities laws require that these reports provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations. Employees who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should strive to ensure that our financial disclosure is accurate and transparent and that our reports contain all of the information about SBS that would be important to enable stockholders and potential investors to assess the soundness and risks of SBS’s business and finances and the quality and integrity of our accounting and disclosures. In addition:

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no employee may take or authorize any action that would intentionally cause SBS’s financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC or other applicable laws, rules and regulations;

●
no employee or non-employee director may interfere with or seek to improperly influence, directly or indirectly, the auditing of the Company's financial records. Any action to fraudulently influence, coerce, manipulate or mislead the Company’s auditors for the purpose of making the Company’s financial statements materially misleading is prohibited and unlawful;

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●
all employees must cooperate fully with SBS’s accounting department, as well as its independent public accountants and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that SBS’s books and records, as well as its reports filed with the SEC, are accurate and complete; and

●
no employee should knowingly make (or cause or encourage any other person to make) any false or misleading statement in any of SBS’s reports filed with the SEC or knowingly omit (or cause or encourage any other person to omit) any information necessary to make the disclosure in any of its reports accurate in all material respects.

Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Compliance Officer, the Audit Committee or one of the other compliance resources described in Section 15.

9.            Fair Dealing

SBS strives to outperform its competition fairly and honestly. Advantages over our competitors are to be obtained through superior performance of our products and services, not through unethical or illegal business practices. Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from past or present employees of other companies is prohibited, even if motivated by an intention to advance our interests. If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult your supervisor, the Compliance Officer or the General Counsel, as further described in Section 15.

You are expected to deal fairly with our customers, suppliers, employees and anyone else with whom you have contact in the course of performing your job. Be aware that the Federal Trade Commission Act provides that “unfair methods of competition in commerce, and unfair or deceptive acts or practices in commerce, are declared unlawful.” It is a violation of the Act to engage in deceptive, unfair or unethical practices and to make misrepresentations in connection with sales activities.

Employees involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service and reputation, and not on the receipt of special favors.

10.           Gifts and Entertainment

SBS desires to treat fairly and impartially all persons and companies with whom it has business relationships, including its customers, distributors and suppliers. Business gifts and entertainment are meant to create goodwill and sound working relationships and not to gain improper advantage with customers or facilitate approvals from government officials. The exchange, as a normal business courtesy, of meals or entertainment (such as tickets to a game or the theatre or a round of golf) is a common and acceptable practice as long as it is not extravagant and a clear business purpose is involved. Unless express permission is received from a supervisor, the Compliance Officer or the Audit Committee, gifts and entertainment cannot be offered, provided or accepted by any employee unless consistent with customary business practices and not (a) excessive in value, (b) in cash, (c) susceptible of being construed as a bribe or kickback, (d) made or received on a regular or frequent basis or (e) in violation of any laws. This principle applies to our transactions everywhere in the world, even where the practice is widely considered “a way of doing business.” Employees should not accept gifts or entertainment that may reasonably be deemed to affect their judgment or actions in the performance of their duties. Our customers, suppliers and the public at large should know that our employees’ judgment is not for sale. The expenses must be necessary, legally incurred, and properly authorized, reported and approved.

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Under some statutes, such as the U.S. Foreign Corrupt Practices Act (further described in Section 4), giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor or the Compliance Officer any proposed entertainment or gifts if you are uncertain about their appropriateness.

11.           Protection and Proper Use of Company Assets

All employees are expected to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Company property, such as office supplies, office and computer equipment is expected to be used only for legitimate business purposes, although incidental personal use may be permitted. You may not, however, use SBS’s corporate name, any brand name or trademark owned or associated with SBS or any letterhead stationery for any personal purpose.

You may not, while acting on behalf of SBS or while using our computing or communications equipment or facilities, either:

●	access the internal computer system (also known as “hacking”) or other resource of another entity without express authorization from the entity responsible for operating that resource; or

●
commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as “spam”) in violation of applicable law, trafficking in contraband of any kind or espionage.

If you receive authorization to access another entity’s internal computer system or other resource, you may not exceed the scope of that authorization.

Unsolicited bulk email is regulated by law in a number of jurisdictions. If you intend to send unsolicited bulk email to persons outside of SBS, either while acting on our behalf or using the Company’s computing or communications equipment or facilities, you should contact your supervisor or the Compliance Officer for approval. Unless otherwise provided by applicable law, all data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of SBS and subject to inspection, retention and review by SBS, with or without an employee’s or third party’s knowledge, consent or approval. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor or the Compliance Officer.

12.           Confidentiality

One of SBS’s most important assets is its confidential information. As an employee of SBS, you may learn of information about SBS that is confidential and proprietary. You also may learn of information before that information is released to the general public. Employees who have received or have access to confidential information should take care to keep this information confidential. Confidential information includes non-public information that might be of use to competitors or harmful to SBS or its customers if disclosed, such as business, marketing and service plans, financial information, product architecture, source codes, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers and partners. This information may be protected by patent, trademark, copyright and trade secret laws.

In addition, because SBS interacts with other companies and organizations, there may be times when you learn confidential information about other companies before that information has been made available to the public. You must treat this information in the same manner as you are required to treat SBS’s confidential and proprietary information. There may even be times when you must treat as confidential the fact that SBS has an interest in, or is involved with, another company.

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You are expected to keep confidential and proprietary information confidential unless and until that information is released to the public through approved channels (usually through a press release, an SEC filing or a formal communication from a member of senior management, as further described in Section 13). Every employee has a duty to refrain from disclosing to any person confidential or proprietary information about us or any other company learned in the course of employment here, until that information is disclosed to the public through approved channels. This policy requires you to refrain from discussing confidential or proprietary information with outsiders and even with other SBS employees, unless those fellow employees have a legitimate need to know the information in order to perform their job duties. Unauthorized use or distribution of this information could also be illegal and result in civil liability and/or criminal penalties.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers, should be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects in any “chat room,” regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports and restaurants. SBS emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of SBS, except where required for legitimate business purposes.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by SBS, then you must handle that information in accordance with the applicable policy.

13.           Media/Public Discussions

It is SBS’s policy to disclose material information concerning SBS to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to SBS’s Chief Financial Officer (CFO). SBS has designated its Chief Executive Officer (CEO) and CFO as SBS’s official spokespersons for financial matters, and has designated the Director of Investor Relations as SBS’s official spokespersons for marketing, technical and other related information. Unless a specific exception has been made by the CEO or CFO, these designees are the only people who may communicate with the press on behalf of SBS. You may not provide any information to the media about SBS off the record, for background, confidentially or secretly.

14.           Waivers

Any waiver of this Code for executive officers (including SBS’s CEO, CFO, Controller, officers designated by the Board of Directors as executive officers, Members of the Board of Directors, and any others as defined or required by applicable laws) may be authorized only by SBS’s Board of Directors, or, to the extent permitted by applicable laws or regulations, a committee of the Board, and will be disclosed to stockholders as required by applicable laws, rules and regulations.

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15.           Compliance Standards and Procedures

Compliance Resources

To facilitate compliance with this Code, SBS has implemented a program of Code awareness, training and review and has established the position of Compliance Officer to oversee this program. The Compliance Officer is a person to whom you can address any questions or concerns. The Compliance Officer, SBS’s HR Manager, can be reached at 858-524-2093. In addition to fielding questions or concerns with respect to potential violations of this Code, the Compliance Officer (with the assistance of the Legal Department) is responsible for:

●	investigating possible violations of the Code;

●	training new employees in Code policies;

●	conducting annual training sessions to refresh employees’ familiarity with the Code;

●	distributing an annual reminder that each employee is responsible for reading, understanding and complying with the Code;

●
updating the Code as needed and alerting employees to any updates, with appropriate approval of the Nominating & Corporate Governance Committee, to reflect changes in the law, SBS operations and recognized best practices, as well as to reflect SBS experience; and

●	otherwise promoting an atmosphere of responsible and ethical conduct.

Your most immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with the Compliance Officer. Of course, if your concern involves potential misconduct by another person and relates to questionable accounting or auditing matters, you may report that concern directly to members of the Audit Committee.

If you like, your submission may be made anonymously and confidentially in writing to the Audit Committee of the Board of Directors at https://secure.ethicspoint.com/domain/en/report_custom.asp?clientid=15996 or through the HR Webportal.  We are providing these anonymous reporting procedures so that you may disclose genuine concerns without feeling threatened.

Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor or the Compliance Officer; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide The Compliance Officer with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor or the Compliance Officer, you should do so without fear of any form of retaliation. SBS will take prompt disciplinary action against any employee who retaliates against you, including termination of employment.

Supervisors must promptly report any complaints or observations of Code violations to the Compliance Officer. If you believe your supervisor has not taken appropriate action, you should contact the Compliance Officer directly. The Compliance Officer will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Neither you nor your supervisor may conduct any preliminary investigation, unless authorized to do so by the Compliance Officer. Your cooperation in the investigation will be expected. As needed, the Compliance Officer will consult with the Human Resources department, SBS’s CFO, CEO and/or the Audit Committee. It is SBS’s policy to employ a fair process by which to determine violations of the Code.

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With respect to any complaints or observations of Code violations that may involve accounting, internal accounting controls and auditing concerns, the Compliance Officer shall promptly inform the Audit Committee, and the Audit Committee or such other persons as the Audit Committee determines to be appropriate under the circumstances shall be responsible for supervising and overseeing the inquiry and any investigation that is undertaken.

If any investigation indicates that a violation of the Code has probably occurred, SBS will take such action as it believes to be appropriate under the circumstances. If SBS determines that an employee is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action may also be taken to deter any future Code violations.

SBS’s Board of Directors has the exclusive responsibility for the final interpretation of the Code, provided that day to day decisions regarding disciplinary action to be taken by the Company (including decisions not to take action) in response to a probable violation of the Code by any employee other than an executive officer as defined in Section 14 are left to the discretion of the CEO, or any person he or she may from time to time designate.

The Compliance Officer shall annually review all complaints, investigations and disciplinary actions taken by the Company pursuant to the Code to ensure:

●	enforcement of the Code is prompt and consistent;
●	protection for persons reporting questionable behavior;
●	clear and objective standards for compliance; and
●	a fair process by which to determine violations.

Page 12 of 12.	Approved April 1, 2009